ANTHONY L.G., PLLC

laura aNTHONy, esq GEOFFREY ASHBURNE, ESQ* JOHN CACOMANOLIS, ESQ** CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ***	www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

OF COUNSEL: MICHAEL R. GEROE, ESQ, CIPP/US**** CRAIG D. LINDER, ESQ***** PETER P. LINDLEY, ESQ, CPA, MBA KIMBERLY L. RUDGE, ESQ STUART REED, ESQ MARC S. WOOLF, ESQ

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

August 13, 2019

VIA ELECTRONIC EDGAR FILING

Office of Consumer Products

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 003, LLC Offering Statement on Form 1-A Filed July 15, 2019 File No. 024-11041

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks 003, LLC (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced offering statement on Form 1-A originally filed on July 15, 2019 (“Form 1-A”). Amendment No. 1 is marked with < R > tags to show changes made from the original Form 1-A filed on July 15, 2019. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Scott W. Lynn dated August 8, 2019. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

Summary

Merger, page 10

Comment:

1. We note that you will merge with 284901, LLC and you will succeed to its assets, which consists of the Painting. However, it appears that the closing of the sale of the Painting purchased by 284901, LLC, will not occur until September 2019. Please clarify the conditions that need to be met for closing to occur and discuss any potential risks to investors if the closing does not occur prior to the merger.

Office of Consumer Products

Division of Corporation Finance

Securities and Exchange Commission

August 13, 2019

Response:

In response to the Staff’s comment, the Company has revised the disclosure in the Form 1-A to clarify that there are no material conditions on the closing of the purchase of the Painting by 284901, LLC other than the payment of the purchase price by 284901, LLC and that the Offering is expressly conditioned on the substantially concurrent closing of the Merger and the Merger is expressly conditioned on the prior closing of the purchase of the Painting by 284901, LLC. We believe that such revisions effectively clarify that there is no possibility that the Merger or the Offering will close prior to 284901, LLC owing the Painting.

Risk Factors

Risks Relating to Ownership of the Class A Ordinary Shares and the Offering Our Class A ordinary shareholders will have very limited voting rights, page 26

Comment:

2. Please disclose here, as you do in the “Question and Answer about this Offering” section, that you can sell the Painting without shareholder approval. In this regard, we note your disclosure throughout your registration statement that “[you] in [y]our sole and absolute discretion, will be able to execute a sale of the Painting at any time and in any manner.”

Response:

The Company has revised the disclosure in accordance with the Staff’s comment to disclose on page 26 of the Form 1-A that the Company can sell the Painting without shareholder approval.

If the Staff has any further comments regarding the form 1-A or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Scott M. Anderegg/ U.S. Securities and Exchange Commission Jennifer Thompson/U.S. Securities and Exchange Commission
Jennifer López/U.S. Securities and Exchange Commission
Joshua B. Goldstein/Masterworks 001, LLC
Craig D. Linder, Esq./Anthony L.G., PLLC

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